

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

<u>Via E-mail</u>
Shelagh Bone Hunter
President
SBH Associates, Inc.
10639 Schmidt Road
Waller, Texas 77484

> **Re: SBH Associates, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 14, 2013**
> **File No. 333-187245**

Dear Ms. Hunter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." <u>See</u> Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of providing "consulting and management services to construction contractors and subcontractors that function in the Houston Metropolitan area." However, your disclosure shows that you had no assets as of January 31, 2013, no revenues, no operations and no contracts regarding the company's proposed business. Furthermore, you disclose on page 10 that you will receive no financial benefit from the completion of the offering as your offering costs will exceed any offering proceeds you may receive, and you have no specific plans to obtain financing. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please review your disclosure and ensure that it is consistent throughout. For example only:

    - We note you state that your legal fees are only payable if and when the registration statement is declared effective on page 16. However, on page 37, you state that no expert or counsel named in the prospectus was employed on a contingency basis.

    - We note you disclose on page 16 and elsewhere that your president has agreed to sign a promissory note due and payable to counsel absent sufficient revenues to pay your legal fees within six months from the date of the prospectus. However, on page 22 and elsewhere, you indicate that your president will only sign the personal promissory note if you do not have sufficient revenues and contingent on you receiving a trading symbol for your common stock.

    - We note you disclose your registration fee as $2.73 on page 2. However, on page II-1, you identify your SEC registration fee as $1.43.

- We note you state that you have only one director on page 25 and elsewhere. However, on page 25 and elsewhere, your disclosure also suggests that you have more than one director.

- We note on page 26 you state that no present director, executive officer or person nominated to such positions has been involved in the identified legal proceedings, "[e]xcept as described below." However, we were unable to locate any subsequent disclosure discussing these legal proceedings.

- We note you state on page 28 and elsewhere that your shares are held by one shareholder as of January 31, 2013. However, on page 28 and elsewhere, you state that your common stock is held by two shareholders.

Forepart of the Registration Statement

4. We note that you indicate that you are a non-accelerated filer. Please explain to us, with a view to disclosure, why you should not be considered a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act. We note that you have no public float and no revenues and that you are seeking to register an offering of 2,000,000 shares of your common stock at a fixed price of $0.01 per share. Please note that a company that qualifies as a smaller reporting company is required to check the appropriate box on its filings. See Securities Act Release No. 33-8876, Section III.F.3. (Dec. 19, 2007).

Cover Page of Prospectus

5. Please revise the cover page of your prospectus to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Use of Proceeds, page 16

6. We note your disclosure that your plans for the proceeds will not change regardless of whether the maximum proceeds are raised, except if your president becomes responsible for all costs. Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure to clearly discuss such contingencies and to identify the alternatives to your planned use.

Liquidity, page 22

7. We note your disclosure that Ms. Hunter has worked for many years with law firms and accounting firms. Please revise this disclosure to clearly explain how and in what capacity Ms. Hunter has worked with law firms and accounting firms.

8.   We note that absent sufficient revenues to pay residual offering costs due to counsel within six months of the date of this prospectus, your president has agreed to sign a personal promissory note payable to counsel. We also note that the promissory note will eliminate unpaid liabilities on the Company's books equal to the face amount of the promissory note. Please clarify whether the Company will have an obligation to repay the president the amount paid on the Company's behalf. Please also clarify how you intend to pay other liabilities incurred in the course of business and whether general liabilities incurred will rank senior to the amounts owed to counsel in connection with the offering.

Property, page 24

9.   We note that you include disclosure regarding your office and mailing address. Please indicate if this property is not held by the company in fee and describe briefly how this property is held. Item 102 of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 25

10.   We note your disclosure regarding Ms. Hunter's business experience. Please revise your disclosure to include the information required by Item 401(e)(1) of Regulation S-K. For example only, please provide Ms. Hunter's principal employment and occupation from 2011 to 2012, and please describe the nature of Ms. Hunter's responsibilities when she was a subcontractor for KBR, Inc.

Summary Executive Compensation Table, page 26

11.   We note you disclose that Ms. Hunter received no compensation during your 2013 fiscal year in your summary compensation table. However, on page 24, we note your disclosure that Ms. Hunter received 12,000,000 shares of common stock, valued at $12,000, on December 28, 2012 for her services. Please revise your summary compensation table to reflect this compensation or explain why you are not required to do so. Item 402(n) of Regulation S-K. Please also include a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table. Item 402(o) of Regulation S-K.

Certain Relationships and Related Transactions, page 28

12.   We note your disclosure regarding your related party transactions. For each transaction identified, please provide the approximate dollar value of the amount involved in the transaction. Item 404(a)(3) of Regulation S-K.

Common Stock, page 29

13. Please revise your disclosure to provide the par or stated value of your shares. Instruction 1.A. to Item 202 of Regulation S-K. Please also briefly describe any provisions specifying the vote required by security holders to take action. Item 202(a)(1)(v) of Regulation S-K.

14. We note your disclosure under the "Amendments to Bylaws" section on page 32 that the board of directors could alter your bylaws in ways that would affect the rights of your shareholders. Please revise your description of your common stock, if applicable, to state that the rights of your shareholders may be modified otherwise than by a vote of a majority or more of the shares outstanding and explain briefly. Item 202(a)(2) of Regulation S-K.

Certain Business Combinations, page 31

15. We note your statement that you are registering your common stock under Section 12(g) of the Exchange Act with the registration statement. However, a registration statement on Form S-1 is used to register the offer or sale of securities under the Securities Act, not classes of securities under the Exchange Act. Please revise your disclosure as appropriate.

Report of Independent Registered Public Accounting Firm, page F-2

16. We note that your audit report was signed by L.L. Bradford & Company, located in Houston, TX. However, the firm's website indicates that they are domiciled in Las Vegas, NV and maintain a second office in Simi Valley, CA. Please explain this discrepancy and confirm to us that your auditor is the same L.L. Bradford & Company, LLC that is currently registered with the PCAOB.

Item 16 Exhibits, page II-2

17. Please ensure that you include all of the exhibits required by Item 601 of Regulation S-K. For example only, we note that you have omitted the escrow agreement referenced in your registration statement and, if applicable, the exhibit regarding your subsidiaries and your agreement with the transfer agent. Please file these exhibits or explain why you believe you are not required to do so.

18. Please file all exhibits required by Item 601 of Regulation S-K as promptly as possible. We note that several of the exhibits identified in your exhibit list were not filed with your registration statement. For example, we note that your by-laws, the agreement between the company, its president and counsel, the code of ethics and the copy of the subscription agreement were not included with your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 551-3429 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Frank J. Hariton, Esq. (Via E-mail)